Sono Group N.V. Reports Third Quarter 2022 Results

Celebrating 1 year since IPO

Q3 Highlights and Recent Updates:

- Q3 2022 revenue 6x higher compared to Q2 2022 -

- Now counting 21k Sion B2C reservations in total-

- 6 additional solar partner arrangements, now at 23 in total -

- 34 patents granted or filed -

- US Tour with the Sion and Solar Bus Kit -

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ABOUT THIS REPORT

Unless otherwise indicated or the context otherwise requires, all references in this quarterly report (“Quarterly Report”) to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Sono Group N.V. together with its subsidiary Sono Motors GmbH.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the condensed consolidated financial statements and related notes included in this Quarterly Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition derived from our IFRS consolidated financial statements that are included in this Quarterly Report may differ substantially from the results of operations and financial condition derived from consolidated financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences in the accounting and valuation methods of IFRS and U.S. GAAP nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting. Financial information in thousands or millions, and percentage figures in this Quarterly Report, have been rounded. Rounded total and sub- total figures in tables in this Quarterly Report may differ marginally from unrounded figures indicated elsewhere in this Quarterly Report or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and subtotals indicated elsewhere in this Quarterly Report.

Our condensed consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Quarterly Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Quarterly Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Quarterly Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Bloomberg New Energy Finance (BloombergNEF), the International Energy Agency (IEA), and the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Quarterly Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021 and in our other reports on Form 6-K filed with the United States Securities and Exchange Commission (“SEC”). These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Quarterly Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Quarterly Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This Quarterly Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Quarterly Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021 and in our other reports on Form 6-K filed with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Quarterly Report include but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, and our objectives for future operations.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth under the caption “Risk Factors,” in our filings with the SEC, which include the following:

●	our history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern;
●	continued high levels of inflation may lead to an increase in our expenses and reduce or margins, at least for those vehicles that are sold to reservation holders;
●	the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;
●	developments in vehicle technology that may adversely affect the demand for solar electric vehicles;
●	the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;
●	high volatility of demand in the automobile industry;
●	our unproven ability to develop vehicles and the risk of failing to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;
●	continued supply chain disruption may impair our ability to obtain sample components in sufficient quantity and in a timely manner, which could impact our development timeline;
●	the initial dependence on a single car model, the Sion;
●	that our customers may cancel their reservations for the Sion without penalty;
●	our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;
●	our dependence on the adequate protection of our intellectual property;

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●	that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;
●	obstacles we may face in tapping additional revenue opportunities;
●	a delay in the development and homologation of the Sion;
●	a delay in the commercial production of the Sion;
●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;
●	our unproven and still-evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;
●	our dependence on Valmet Automotive Inc. for production of the Sion;
●	our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;
●	our dependence on a single supplier for production of a central component of our solar panels and concerns about the supplier’s ability to continue its business operations;
●	our intention to outsource logistics management of our operations to third-party logistics and potentially fourth-party logistics services providers;
●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;
●	the involvement of numerous third parties in our process, which adds significant complexity;
●	our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;
●	the risk that the Sion or any of our future vehicles may fail to perform as expected;
●	our significant use of various communication channels for our public relations activities, including our website and social media;
●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;
●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future;
●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;
●	any unauthorized control or manipulation of our vehicles’ systems;
●	risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;
●	our failure to manage our future growth effectively;
●	our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;
●	risks related to health epidemics, including the recent COVID-19 pandemic; and
●	the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Components of Our Results of Operations

Revenues

In the three months ended September 30, 2022, we generated revenue of kEUR 138, from the monetization of our solar technology and the launch of the Sono app. We had no revenue in the three months ended September 30, 2021.

Cost of Sales

In the three months ended September 30, 2022, we recorded an amount of cost of sales of kEUR 143, mainly consisting of raw materials and personnel expenses.

Operating Expenses

Our operating expenses consisted of cost of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the operating results of the Company in the nine months ended September 30, 2022, as we did not perform research. Our development expenses consisted of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the Company’s share option plan, the Conversion Stock Option Plan (“CSOP”), (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred.

Selling and Distribution Expenses

Our selling and distribution expenses consisted of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to the new employee participation program (“Employee Stock Option Program” or “ESOP”), (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP and ESOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services and (iii) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consisted of foreign exchange gains/losses, agency fees, donations, statutory reimbursements for personnel expenses and government grants.

Interest and Similar Income

Interest and similar income related to interest income from VAT taxes. In the nine months ended September 30, 2022 there was no interest or similar income.

Interest and Similar Expenses

Interest and similar expenses in the nine months ended September 30, 2022 largely consisted of interest expenses related to the net compounding effect for advance payments received from customers and financial liabilities.

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Operating Results

Comparison of results of operations for the nine-month periods ended September 30, 2022 and 2021.

The following table shows information taken from our condensed consolidated statement of income (loss) and statements of comprehensive income (loss) for the nine-month periods ended September 30, 2022 and 2021:

	Note	1.1.-30.9. 2022	1.1.-30.9. 2021
		mEUR	mEUR

Revenue		0.2	—
Cost of sales		(0.3)	—
Gross loss		(0.1)	—
Cost of research and development		(89.2)	(27.1)
Selling and distribution expenses		(2.4)	(2.3)
General and administrative expenses		(13.3)	(9.9)
Other operating income/expenses		1.9	0.3
Impairment losses on financial assets		0	(0)
Operating loss		(103.0)	(39.0)
Interest and similar income		—
Interest and similar expenses		(1.5)	(3.4)
Loss before tax		(104.5)	(42.4)
Taxes on income		—	—
Deferred taxes on expense		—	(0)
Loss for the period		(104.5)	(42.5)
Other comprehensive loss		—	(0)
Total comprehensive loss for the period		(104.5)	(42.4)

Revenue

Revenue related to the integration of Sono Motors’ patented solar technology across other transportation platforms as well as to the launch of the Sono app, which provides an in-app booking and payment system as well as additional insurance if required.

Cost of Sales

Cost of sales related to the integration of solar technology, launch of the Sono app, raw materials and personnel expenses, changes in provisions for onerous contracts and impairment of work in progress for loss making contracts. In 2021 these effects were included in other operating expenses and research and development expenses.

Cost of Research and Development

Cost of research and development increased significantly from mEUR27.1 in the nine months ended September 30, 2021 to mEUR 89.2 in the nine months ended September 30, 2022. This increase was mainly due to investments in the latest prototype generation, the Sion series validation vehicles, and an increase in development personnel.

Selling and Distribution Expenses

Selling and distribution expenses increased slightly from mEUR 2.3 in the nine months ended September 30, 2021 to mEUR 2.4 in the nine months ended September 30, 2022 due to an increase in marketing cost.

General and Administrative Expenses

General and administrative expenses increased from mEUR 9.9 in the nine months ended September 30, 2021 to mEUR 13.3 in the nine months ended September 30, 2022. While the professional services and the personnel expenses remained at levels similar to the same period in 2021, impairment expenses were mEUR 1.9 in the nine months ended September 30, 2021, while there were no impairment expenses in the nine months ended September 30, 2022. Other general and administrative expenses increased from mEUR 1.0 in the nine months ended September 30, 2021 to mEUR 4.2 in the nine months ended September 30, 2022, mainly due to expenses for insurances, Legal & audit services and other advisory costs.

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Other Operating Income/Expenses

Other operating income/expenses increased from an income of mEUR 0.3 in the nine months ended September 30, 2021 to an income of mEUR 1.9 in the nine months ended September 30, 2022. This increase was mainly due to the currency valuation of cash and cash equivalents, which contributed an income of mEUR 2.0 to other operating income/expenses in the nine months ended September 30, 2022, netted off by currency valuation on trade payables. There was no income from currency valuation of cash and cash equivalents in the nine months ended September 30, 2021.

Interest and Similar Expenses

Interest and similar expenses decreased from mEUR 3.4 in the nine months ended September 30, 2021 to mEUR 1.5 in the nine months ended September 30, 2022. Fair-value measurement of mandatory convertible bonds contributed expenses of mEUR 1.8 in the nine months ended September 30, 2021. As the mandatory convertible bonds were converted into equity in connection with our initial public offering in November 2021, there were no similar expenses in the nine months ended September 30, 2022.

Loss for the Period

Loss for the period increased from mEUR 42.4 in the nine months ended September 30, 2021 to mEUR 104.5 in the nine months ended September 30, 2022, primarily due to an increase in cost of research and development.

Liquidity and Capital Resources

As of September 30, 2022, cash and cash equivalents were at mEUR 33.4 compared to mEUR 132.9 as of December 31, 2021. Cash and cash equivalents consist primarily of cash in bank accounts.

Consolidated Statements of Cash Flow

The following table shows selected information taken from our consolidated cash flow statements for the nine months ended September 30, 2021 and 2022:

	1.1.-30.9. 2022	1.1.-30.9. 2021
	mEUR	mEUR

Net cash used in operating activities	(109.4)	(30.8)
Net cash used in investing activities	(39.9)	(1.3)
Net cash flow from financing activities	47.6	0.4
Net increase (decrease) in cash and cash equivalents	(101.6)	(31.7)
Effect of currency translation on cash and cash equivalents	2.0	—
Cash and cash equivalents at the beginning of the financial year	132.9	43.3
Cash and cash equivalents at end of half-year	33.4	11.6

Net cash used in operating activities

Net cash used in operating activities changed from a cash outflow of mEUR 30.8 in the nine months ended September 30, 2021 to a cash outflow of mEUR 109.4 in the nine months ended September 30, 2022. This change was mainly due to an overall increase in operating costs, especially for the development of prototypes.

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Net cash used in investing activities

Net cash used in investing activities increased from a cash outflow of mEUR 1.3 in the nine months ended September 30, 2021 to a cash outflow of mEUR 39.9 in the nine months ended September 30, 2022, due to advance payments made for tools to be used for the future production of the Sion.

Net cash flow from financing activities

Net cash from financing activities increased significantly from mEUR 0.4 in the nine months ended September 30, 2021 to mEUR 47.6 in the nine months ended September 30, 2022 due to the proceeds from our follow-on offering, which closed in May 2022.

Third Quarter 2022 Update and Recent Events

In the following sections we provide an update on the progress made in our business units in the three months ended September 30, 2022 and beyond. For a more in-depth overview of the company, please see our annual report filed on Form 20-F for the year ended December 31, 2021 and in our other reports on Form 6-K filed with the SEC.

Sono Solar

In the third quarter of 2022, our proprietary solar technology continued to see significant interest, which led to a further increase in customer arrangements. Compared to the third quarter of 2021, we signed an additional 4 non-binding letters of intent (“LOIs”) and 12 purchase orders (“POs”). Quarter over quarter we signed 4 additional POs, including arrangements with Autobus Oberbayern, Wingliner GmbH and Mitsubishi Heavy Industries Thermal Transport Europe GmbH, a European subsidiary of Mitsubishi Corporation. Since the end of the third quarter of 2022, we received 2 additional POs – one of the world’s largest OEMs and one with pepper motion GmbH, as described in more detail below. As of December 1, 2022, we had a total of 12 LOIs and 16 POs/contracts signed and/or products delivered. With that, we now have customers in 10 countries.

We made meaningful progress in our project with Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority. This project provides us with an opportunity to test the Solar Bus Kit in real-life conditions in the northern hemisphere. Six Scania Citywide K320 diesel buses have been equipped with our innovative solar technology and are in service today in Sweden. The objective of the project is to optimize the efficiency of the solar technology for buses in northern climates. LLT is the first transport authority in Scandinavia to equip buses with a customized version of Sono Motors’ Solar Bus Kit with 1 kW peak installation. These solar-equipped buses are used for public transport in Luleå, Sweden and are intended to help reduce transport emissions. For each year of operation, the solar technology developed by Sono Motors has the potential to save approx. 2.9 tonnes of CO2 and up to 1,100 liters of diesel per bus. LLT and Scania believe that solar technology could be an option in the future to increase the range of electric buses.

In November 2022, we launched a project with pepper motion GmbH, an international OEM for the electrification (repowering) of used and new vehicles. As part of the ongoing collaboration, Sono Motors equipped an electrified Mercedes-Benz Citaro from pepper’s demo fleet with a customized version of the Solar Bus Kit containing 14 semi-flexible solar modules to provide around 1.3 kW peak to the 24-volt system. The energy generated by this installation is expected to be 3.3 kWh/day on yearly average based on weather conditions in Munich.

The partnership with pepper motion is the next milestone project on the way to Sono Motors’ mission of solar on every vehicle, as well as a new strategic market entry for the Company’s B2B business. During the next two years, pepper motion clients across Europe will have the opportunity to participate in the test phase.

The project with pepper motion is the first time Sono Motors has performed electrical integration within an e-bus. The solar charge controller, the MCU, developed in-house by Sono Motors, transfers the solar energy to the 24-volt battery where it is used as the primary source of energy. The e-bus’ DC/DC charger takes over energy supply when the solar energy supply is insufficient. This means the solar energy is not directly used for driving but rather powering the HVAC and other auxiliary systems. This way, the stress on the high voltage battery and DC/DC charger is reduced and could therefore lead to longer operating hours, fewer charging cycles and a reduced total cost of ownership.

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The Sion

During the third quarter, we made meaningful progress in terms of potential after-sales services and signed an agreement with the well-renowned German company Bosch to cooperate on a joint Europe-wide network of car repair shops. Within the framework of the Bosch Car Service workshop concept, all maintenance and repair services will be offered according to modern standards. Owners of the Sion, Sono Motors’ solar electric vehicle, will be able to use all services offered by participating car repair shops, including repair, servicing, maintenance, and warranty services. The initial 50 qualified Bosch Car Services centers to be trained in the launch phase will be distributed throughout Germany in such a way that both major cities and rural areas will be covered. Additional qualified service centers will be added in subsequent rollouts to create a comprehensive service network in many European countries. The staff at Bosch partner workshops will receive comprehensive training from Sono Motors after which they will be authorized to perform repairs on high-voltage, photovoltaic, and safety systems with the assistance of, if necessary, Sono Motors Technical Field Service. All repair, warranty, and proactive services may only be performed by authorized partner workshops, which will be recognizable by a ‘Sono Motors Service Partner’ sign outside the car repair shops. To make it even easier to find the right repair shop, Sono Motors plans to provide a service shop finder on its website.

Another recent highlight was an expansion of our cooperation with the technology company Continental. Continental will provide, among other things, an integrated advanced driver assistance system (ADAS) for the Sion series-validation vehicles.

Prospectively, the ADAS will not only make driving the Sion safer and more comfortable, but will also position us to comply with the upcoming stricter European Union road safety regulations (GSR). The cooperation enables Sono Motors to increase efficiency in its development of the Sion, which has the potential to become the world’s first affordable SEV, by using existing modern technologies.

Corporate

In October we conducted a tour across the United States with the Sion. The tour was designed to demonstrate solar electric mobility with the Sion and gauge interest and enthusiasm for the company’s potential future expansion into the U.S. market.

The senior management team from Sono Motors stopped in New York, Boston, Detroit, San Francisco, San Jose, and Los Angeles, and offered co-rides to hundreds of attendees.

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The tour included a stop at Times Square in New York City and ringing Nasdaq’s closing bell, marking Sono Motors’ nearly one-year anniversary as a Nasdaq-listed company.

We continue to see strong interest in the Sion. As of November 30, 2022, we had on record approximately 21k Sion reservations with an average down payment of approximately EUR 2k per reservation. Total reservations to date correspond to a potential net sales volume of approximately mEUR 463, assuming all reservations actually result in sales. Our customers may cancel their reservations without penalty according to our general terms and conditions if no binding purchase agreement has been concluded by an agreed deadline, which varies as further explained in note 6.5 - Advance payments received from customers.

During and since the end of the third quarter, we have continued to grow our team at Sono Motors to a total of 418 team members as of December 1, 2022. As of September 30, 2022, we had c. 400 employees, an increase of 14% compared to June 30, 2022 and up 70% versus December 31, 2021. Since the beginning of 2022, we have filed 3 patent utility model applications and 15 new patent applications to strengthen and protect our core intellectual property, mainly relating to our solar technology. Of those, 2 patent utility model applications and 3 patents were filed in the third quarter of 2022. As of December 1, 2022, we have a combined total of 34 patents and patent/utility model applications granted or filed.

Outlook

We have achieved important operational and commercial milestones since the beginning of 2022. These include signing promising partnerships in our solar business and presenting our first Sion series validation vehicles.

At the same time, high inflation and rising interest rates as central banks seek to curb inflation have resulted in negative sentiment in the financial markets since our IPO, with many tech companies losing between 50% to more than 90% of their respective market cap; shares in mobility tech companies having been particularly hard hit.

As a result, financing our capex program through equity has become challenging and dilutive for existing shareholders. Given this market backdrop, we are launching a special marketing campaign whereby we will give our customer community the chance to pre-pay mEUR 100 or the equivalent of 3,500 Sion. Assuming we achieve this goal, the down payments, together with other potentially available funding sources, would be expected to cover the majority of our investment program towards Sion pre-series vehicles production.

This would not be the first time that our customers play an integral role in moving the Sion project along on its path to production. In late 2019, when the Sion concept was at a much earlier stage and Sono Motors’ brand was significantly less established, we collected more than EUR 50 million in payment commitments in just 50 days from Sono enthusiasts across the globe. Now, with Sion in its final production design and less time to our planned start of production, we are targeting higher cash collections.

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We are launching the campaign today and expect it to run for 50 days. In parallel, we have made minor changes to our investment plans that in turn have resulted in a slight shift in our expected start of production date for the Sion from the end of 2023 to the first quarter of 2024.

We believe that the marketing campaign could present a non-dilutive solution on funding the majority of the Sion capex program. If the marketing campaign does not achieve its goals, we will focus solely on growing our Sono Solar business, which is significantly less capital intensive. Moreover, we have had a number of promising negotiations with potential strategic partners interested in our technology.

We will also continue to carefully monitor all our operating expenses. As we are now close to our previously communicated year end 2022 headcount target and in light of the deteriorated capital markets environment, we implemented a hiring freeze from November 2022 onwards.

In the interim, we expect to continue to sign new contracts, purchase orders and LOIs for our proprietary solar technology, which we expect to result in significant revenue growth in the next few quarters.

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FINANCIAL INFORMATION (unaudited)

Interim Condensed Consolidated Statements of Income (Loss) And Statements of Comprehensive Income (Loss)

	Note	Nine months ended September 30, 2022	Nine months ended September 30, 2021
		kEUR	kEUR

Revenue	5.2	180	—
Cost of sales	5.2	(285)	—
Gross loss		(105)	—
Cost of research and development	5.3	(89,153)	(27,156)
Selling and distribution expenses		(2,380)	(2,303)
General and administrative expenses	5.4	(13,334)	(9,862)
Other operating income/expenses	5.5	1,951	297
Impairment losses on financial assets		6	—
Operating loss		(103,015)	(39,024)
Interest and similar income		—	—
Interest and similar expense	5.6	(1,455)	(3,395)
Loss before tax		(104,470)	(42,419)
Taxes on income		—	—
Deferred taxes on expenses		—	(60)
Loss for the period		(104,470)	(42,479)
Other comprehensive income		—	74
Total comprehensive loss for the period		(104,470)	(42,405)

Earnings (loss) per share in EUR	8.1
Basic/diluted		(1.30)/(1.30)	(0.69)/(0.69)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		80,319,203	61,279,008

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Interim Condensed Consolidated Statements of Income (Loss) And Statements of Comprehensive Income (Loss)

	Note	Three months ended September 30, 2022	Three months ended September 30, 2021
		kEUR	kEUR

Revenue	5.2	138	—
Cost of sales	5.2	(143)	—
Gross loss		(5)	—
Cost of research and development	5.3	(36,008)	(14,331)
Selling and distribution expenses		(1,353)	(678)
General and administrative expenses	5.4	(5,814)	(2,189)
Other operating income/expenses	5.5	193	(74)
Impairment losses on financial assets		2	2
Operating loss		(42,985)	(17,270
Interest and similar income		—	—
Interest and similar expense	5.6	(532)	(750)
Loss before tax		(43,517)	(18,020)
Taxes on income		—	0
Deferred taxes on expenses		—	(18)
Loss for the period		(43,517)	(18,038)
Other comprehensive income		—	138
Total comprehensive loss for the period		(43,517)	(17,900)

Earnings (loss) per share in EUR	8.1
Basic/diluted		(0.50)/(0.50)	(0.29)/(0.29)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		86,653,907	61,339,977

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Interim Condensed Consolidated Balance Sheets

	Note	Sep. 30, 2022	Dec. 31, 2021
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets		189	206
Property, plant and equipment	6.1	42,490	1,484
Right-of-use assets		3,621	3,018
Other financial assets		148	91
Other non-financial assets		73	89
		46,521	4,888
Current assets
Work in progress		106	—
Other financial assets	6.2	1,525	6,233
Other non-financial assets	6.3	22,354	3,236
Cash and cash equivalents		33,365	132,939
		57,350	142,408
Total assets		103,871	147,296

EQUITY AND LIABILITIES
Equity	6.4
Subscribed capital		9,592	8,735
Capital and other reserves		270,719	221,785
Accumulated deficit		(251,550)	(147,081)
		28,761	83,439
Noncurrent liabilities
Advance payments received from customers	6.5	48,303	44,756
Financial liabilities	6.6	6,788	6,353
Other non-financial liabilities	6.7	469	—
		55,560	51,109
Current liabilities
Financial liabilities		820	472
Trade and other payables	6.8	15,957	7,867
Other liabilities	6.9	2,320	2,207
Provisions	6.10	453	2,202
		19,550	12,748
Total equity and liabilities		103,871	147,296

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Interim Condensed Consolidated Statements of Changes in Equity

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Balance on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase, net of transaction costs of kEUR 17		4	1,479	—	—	1,483
Share-based compensation		—	—	1,574	—	1,574
Fair Value Measurement Convertible Bond (OCI)			—	14	—	14
Deferred tax asset (OCI)		—	—	60	—	60
Result for the period		—	—	—	(42,479)	(42,479)
Balance on September 30, 2021		6,472	40,969	33,787	(125,602)	(44,372)
Equity on January 1, 2022		8,735	187,894	33,891	(147,080)	83,440
Share-based compensation		—	—	1,785	—	1,785
Capital increase, net of transaction costs of kEUR 1,310		857	47,149		—	48,006
Loss for the period		—	—	—	(104,470)	(104,470)
Balance on September 30, 2022		9,592	235,043	35,676	(251,550)	28,761

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Interim Condensed Consolidated Statements of Cash Flow

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021
	kEUR	kEUR

Operating activities
Loss for the period	(104,470)	(42,479)
Adjustments for:
Depreciation of property, plant and equipment	198	79
Depreciation of right-of-use assets	392	299
Amortisation of intangible assets	53	18
Impairment of property, plant and equipment	—	1,965
Expenses(+) for share-based payment transactions	1,785	1,574
Other non-cash expenses(+)/income(-)	(1,707)	74
Other interest and similar income	—	—
Interest and other expense	1,455	3,395
Movements in provisions	(1,749)	(57)
Decrease(+)/increase(-) in trade receivables and other assets	(14,566)	(4,397)
Increase(+)/decrease(-) in trade and other payables	7,019	6,681
Increase(+)/decrease(-) in advance payments received from customers	2,329	2,235
Interest paid	(97)	(206)
Net cash flow from operating activities	(109,358)	(30.819)
Investing activities
Purchase of intangible assets	(36)	(102)
Purchase of property, plant and equipment	(39,867)	(1,203)
Net cash flow from investing activities	(39,903)	(1,305)
Financing activities
Transaction costs on issue of shares	(1,310)	(17)
Proceeds from issues of shares	49,316	1,500
Repayments of borrowings	—	(794)
Repayments of principal portion of lease liabilities	(357)	(272)
Net cash flow from financing activities	47,649	417
Net increase (decrease) in cash and cash equivalents	(101,612)	(31,707)
Effect of currency translation on cash and cash equivalents	2,038	—
Cash and cash equivalents at the beginning of the period	132,939	43,264
Cash and cash equivalents at the end of the period	33,365	11,557

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Notes To the Interim Condensed Consolidated Financial Statements

1.	General Information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group” or the “Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels and to license its solar technology to other Original Equipment Manufacturers (OEMs).

In November 2021, Sono N.V. successfully completed an initial public offering (IPO) and is now listed on the Nasdaq Stock Market. Trading under the ticker symbol “SEV” commenced on November 17, 2021.

2.	Basis of preparation of consolidated interim financial statements

These interim condensed consolidated financial statements for the interim reporting period ended September 30, 2022, have been prepared in accordance with accounting standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim condensed consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2021. The consolidated balance sheet as of December 31, 2021 was derived from audited financial statements although certain amounts have been reclassified to conform to the 2022 presentation. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except of the reclassification mentioned above. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.

In the current period, cost of research and development and General and administrative expenses, development cost of prototypes include VAT from invoices from foreign suppliers because at the current stage Sono cannot reliably estimate to which extent the related amount of foreign VAT credit will be reimbursed in every particular case. In the following reporting periods the reimbursed amounts will be presented as other income relating to other periods as soon and to the extent the probability of inflow of economic benefits will be ensured.

In the current period, cost of research and development and General and administrative expenses, development cost of prototypes include VAT from invoices from foreign suppliers because at the current stage Sono cannot reliably estimate to which extent the related amount of foreign VAT credit will be reimbursed in every particular case. In the following reporting periods the reimbursed amounts will be presented as other income relating to other periods as soon and to the extent the probability of inflow of economic benefits will be ensured.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

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3.	Significant accounting matters

3.1	Going Concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim condensed consolidated financial statements.

Historically, Sono Group has financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021 and a second public offering in May 2022) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations, including accumulated net losses of kEUR 251,550 as of September 30, 2022. In addition, the Group has experienced negative cash flow from operations for the nine months ended September 30, 2022 amounting to kEUR 109,358 and expects to continue to generate significant operating losses and significant negative cash flows from operations for the foreseeable future (and, in any case, through the start of serial production, which management currently estimates to be not earlier than the first quarter of 2024 with pre-series production planned for 2023).

Sono Group’s financing plan currently shows substantial additional financing needs:

●  to reach the start of serial production

●  to finish production of additional SVC3 units needed for testing and validation procedures,

●  to further develop and produce SVC4 and SVC5 units which are required pre-serial models to meet final production and certification requirements,

●  due to the change in the contract manufacturer, and

●  to cover cost increases, additional technical and regulatory requirements and changes in suppliers,

all in addition to the current economic environment of increasing prices. Based on numerous risks and uncertainties, Sono Group cannot predict with certainty the total costs to be incurred prior to the commencement of serial production.

As of September 30, 2022, Sono Group had approximately kEUR 33,365 of cash and cash equivalents. Accordingly, Sono Group’s forecasted cash required to fund operations and investments (excluding future financing plans and counter measures to be taken by management) indicates that the Group does not currently have sufficient funds to fund its operations through the twelve-month period from the issuance date of these interim condensed consolidated financial statements. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to raise substantial additional funds in the near future through debt or equity transactions, additional advance payments, or other means, to finance operations and investments and ultimately, to achieve serial production of the Sion.

As of September 30, 2022, Sono Group had a committed equity facility in place with Berenberg, which provides Sono Group with the right, without obligation, to sell and issue up to mUSD 150 of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limit the number of shares that Sono may sell to Berenberg on any given day to 20% trading volume on such day. As discussed below, in connection with the ATM sales agreement (hereinafter defined), the committed equity facility is terminated upon effectiveness of the registration statement related to the ATM sales agreement.

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On December 7, 2022, the Company entered into an at market issuance sales agreement (the “ATM sales agreement”) with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. In accordance with the terms of the ATM sales agreement, Sono Group may offer and sell, from time to time, ordinary shares through or to the agents, acting as agent or principal. To register potential future sales under the ATM sales agreement, the Company filed a shelf registration statement on Form F-3 registering up to $135.0 million of shares that may be sold under ATM sales agreement. The issuance and sale, if any, of these shares is subject to the effectiveness of the registration statement. Under the ATM sales agreement, the agents are not required to sell any specific amount but will act as Sono Group’s sales agents using commercially reasonable efforts consistent with each of their normal trading and sales practices, on mutually agreed terms between the agents and the Company. However, under the terms of the securities purchase agreement relating to the convertible debentures described above, the Company has undertaken to limit sales under the ATM sales agreement or Berenberg’s committed equity facility to not more than 2% of the daily trading volume of the Company’s ordinary shares on Nasdaq (the “Two Percent Cap”), except that the Two Percent Cap shall be increased (i) to 10% if the trading volume on a trading day is between mUSD 5 and mUSD 10 and (ii) to 15% if the trading volume on a trading day is greater than mUSD 10. Under the securities purchase agreement relating to the convertible debentures described above, the Company shall only have either the committed equity facility with Berenberg or a single ATM sales agreement in place at any time. Hence, upon effectiveness of the registration statement in relation to the ATM sales agreement the committed equity facility with Berenberg will be terminated. Funding available from both the committed equity facility with Berenberg and the ATM program on the one side and the convertible debenture agreement with Yorkville Advisors on the other side is dependent on the share price and trading volumes as well as on interdependent conditions between the agreements.

In addition, subsequent to September 30, 2022, on December 7, 2022, Sono Group raised (subject to it meeting the specified milestones) approximately gross mUSD 31 (before payment of related expenses) through the convertible debenture agreement with Yorkville Advisors Global LP. The total net amount of approximately mUSD 30 will be received in 3 instalments following (i) the signature of the contract, (ii) the filing of the registration statement with the SEC and (iii) the registration statement being declared effective by the SEC. The debentures are convertible into common stock of the Company over a period of 12 months from closing and carry an interest rate of 4% per annum (12% upon event of default). The conversion is subject to certain limitations and conditions (including effectiveness of the registration statement), with one of the key limitations being the trading volume and the conversion price of the shares. In case the contractually defined “triggering event” occurs the outstanding principal balance at that time will be due in equal monthly instalments over the remaining life of the debentures (including accrued interest and a 6% payment premium). The agreement is subject to several default events, which could accelerate repayment.

Finally, on December 8, 2022 Sono Group announced a campaign to raise additional funds by means of additional prepayments, loans and donations. Potential proceeds from this campaign cannot be estimated at issuance date of these interim condensed consolidated financial statements and there is no guarantee that the campaign will be successful in raising additional funds. On December 8, 2022, Sono Group also announced the shift of the start of production of the Sion to the first quarter of 2024 with pre-series production planned for 2023, assuming that the campaign to raise additional funds by means of additional prepayments, loans and donations yields the targeted results.

Notwithstanding the above, substantial further capital will be needed to fund operations through the commencement of serial production, which management currently estimates to be not earlier than the first quarter of 2024. There is no certainty that Sono Group will be successful in obtaining sufficient funding at the time needed.

In the event the Group is unsuccessful in raising the necessary funding, Sono Group’s management will be forced to undertake, and is committed to undertaking, actions which may include (but not be limited to) (i) executing on substantial cost-cutting measures in order to gain additional time for raising the funds needed to continue its operations through serial production or (ii) abandoning entirely its plans to produce a solar powered vehicle and, instead, focusing on the development and licensing of the underlying technology.

As discussed above, Sono Group will need to raise substantial additional capital to reach serial production of the car and to finance its future operations, which is not assured, and management has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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3.2	Corona Pandemic

In 2020, COVID-19 caused a global pandemic. At the end of the third quarter 2022, the pandemic was still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures have also led to a trend to work-from-home, which could result in a lower demand for cars in the future and negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Group’s customers in their car-sharing and ride-pooling networks. Sono Group cannot yet foresee the full extent of COVID-19's impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak and any future mutations of the virus, which are highly uncertain and unpredictable. The virus could have a material impact on Sono Group’s ability to raise additional liquidity to the extent needed and capital management. Sono Group will continue to monitor the situation and the effects of this development on its liquidity and capital management. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers. Based on the most recent available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in the course of 2022.

3.3	Russo-Ukrainian war

In February 2022, the Russian Army invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. Sono Group cannot yet foresee the full extent of the sanctions’ impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on Sono Group’s results of operations, liquidity, and capital management. Sono Group will continue to monitor the situation and the effect of this development on its liquidity and capital management.

4.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Group is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the electrical car Sion and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment. For the distribution of revenues across products, please refer to note 6.2 Revenue and cost of goods sold.

5.	Disclosures to the interim condensed consolidated statements of income or loss

5.1	Significant events and transactions

Sono Group is in its development & validation phase. Due to the ongoing development of the Group and its core product, the Group’s operations were more extensive in the first nine months of 2022 than they were in the first nine months of the previous year. In July 2022, our first series validation vehicles (“SVVs”) were assembled and presented to the public at our Celebrate the Sun event. In total, we are working on assembling and testing of 37 SVVs and bodies-in-white. Consequently, there were developments in several line items in the consolidated statements of income (loss). In particular, the continuing and expanded development of prototypes led to a significant increase in the cost of research and development. The Celebrate the Sun event has led also to increase in Selling and distribution expenses for the three months ended September 30, 2022 in comparison with the three months ended September 30, 2021. The hiring of additional staff with administrative tasks and the augmented use of professional services also increased general and administrative expenses. Furthermore, the Group currently relies less on debt financing than in 2021. Consequently, interest and similar expenses were significantly reduced by comparison to the prior year.

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In April 2022, Management offered all permanent employees, except the top management, the opportunity to join a new employee participation program (Employee Stock Option Program or ESOP), which is equity-settled. Every employee will be granted the equivalent of ten percent of their annual gross salary in stock options, with a minimum of kEUR 5 worth of stock options, per year and employee.

As of September 30, 2022, no employees have signed the ESOP because the drafting of the contracts has not been finalized yet. However, since the employees are already rendering service for the ESOP, expense has been recognized from the second quarter of 2022.

The table below shows the expected status as of September 30, 2022:

Entitlement to ESOP	Number of Entitlements

Entitlement for 2021 tranche	156
Entitlement for 2022 tranche	323
Total	479

Tranches for the years 2021 and 2022 have a cliff vesting that requires staff members to remain employed at Sono Motors until a certain date. The cliff date for the 2021 tranche is September 30, 2022 and for the 2022 tranche it is June 30, 2023. If the employment of the staff with Sono Motors should end before the cliff date, the share options are forfeited. After the vesting period all granted share options will become immediately exercisable.

Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) which are planned to be granted and the number of share options planned in relation to each participant and which is expected to vest. The measurement of the fair value is provisional and will be updated on the grant date. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

The following table illustrates the planned volume of the program, the weighted average fair value at reporting date September 30, 2022, as well as the total expense of the period and the corresponding increase in equity:

September 30, 2022	Equity-settled

Number of options planned to be granted	550,287
Weighted average fair value at reporting date (EUR)	2.55
Expense of the period (EUR)	344,320
Increase in equity (EUR)	344,320

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Sono N.V. recognized the proportionate fair value as other general and administrative expense (kEUR 65), selling and distribution expense (kEUR 24) and cost of research and development (kEUR 255).

The following table illustrates the number of, and movements in, share options during the year:

2022	Share options

January 1, 2022	—
Planned to be granted	550,287
Forfeited	—
September 30, 2022	550,287

The exercise price of all share options will be EUR 0.06. The price of Sono shares as of September 30, 2022, converted to Euro, amounts to EUR 2.61.

5.2	Revenue and cost of goods sold

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2021
Revenue	180	—	138	—
Cost of goods sold	285	—	143	—

Revenue and cost of goods sold mainly relates to the integration of Sono Motors’ patented solar technology across other transportation platforms. Cost of goods sold include raw material consumed, personnel cost, change in provision for onerous contracts and impairment of work in progress for loss making contracts. Trade receivables in the amount of kEUR 80 (previous year: kEUR 20) result from these activities.

As of September 30, 2022, prepayments of kEUR 57 (Sep 30, 2021: kEUR -) had been received from solar customers and were recognized as contract liability. The payments will be recognized in revenue when the promised goods or services are transferred in the future. Given that the nature of this liability is short term, it is included in trade and other payables in current liabilities. The aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 155 (December 31, 2021: kEUR 42). The Group expects to recognize this amount as revenue within one year of the reporting date.

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5.3	Cost of research and development

The table below presents details on the cost of research and development:

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021
	kEUR	kEUR

Development cost of prototypes	71,810	17.485
Personnel expenses	15,349	6,283
thereof related to the ESOP and CSOP (IFRS 2)	466	—
Other development	—	2,125
Software fees and subscriptions	817	—
Professional services	220	378
Depreciation and amortization	428	177
Other	529	707
	89,153	27, 156

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	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2021
	kEUR	kEUR

Development cost of prototypes	29,138	8.693
Personnel expenses	6,003	3,168
thereof related to the ESOP and CSOP (IFRS 2)	255	-
Other development	-	2,125
Software fees and subscriptions	352	-
Professional services	57	(2)
Depreciation and amortization	154	72
Other	304	274
	36,008	14,331

There are no research expenses included in the profit and loss of Sono Group in the first nine months of 2022 and prior periods, as the Group does not perform research. As the capitalization criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting period and the previous reporting periods. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Employee Stock Option Program or ESOP) attributable to them.

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5.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021
	kEUR	kEUR

Professional services	4,481	2.874
Personnel expenses	4,638	4,112
thereof related to the CSOP and ESOP (IFRS 2)	699	1,574
Impairment	-	1,882
Other	4,215	994
	13,334	9,862

	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2021
	kEUR	kEUR

Professional services	1,986	254
Personnel expenses	1,581	1,417
thereof related to the ESOP and CSOP (IFRS 2)	197	410
Other	2,247	518
	5,814	2,189

Personnel expenses are mainly comprised of employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (ESOP and CSOP) attributable to them. Professional services include accounting, tax and legal services as well as other services performed by external parties such as the preparation of annual and interim consolidated financial statements in accordance with IFRS, services provided by our independent auditor, as well as legal and tax services received. Other general and administrative expenses (kEUR 4,215, first nine month of 2021: 994) include mainly expenses for insurances (kEUR 2,031; first nine months of 2021: kEUR 225) and software (kEUR 947; first nine months of 2021 kEUR 594) as well as transaction fees for money transfers (kEUR 425; first nine months of 2021 kEUR 61).

In the nine months of 2021, an impairment loss of kEUR 1,882 was recognized for the advance payment for assets intended for the development of prototypes. The assets, initially recognized in 2020, had been intended for the tooling of batteries. Management has determined that, due to an unforeseen change in the specifications of the battery, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes.

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5.5	Other operating income/expenses

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021
	kEUR	kEUR

Other operating income	2,423	307
Income from currency valuation	2,133	-
Income relating to other periods	274	122
Income Renault ZOE	-	45
Miscellaneous	16	140
Other operating expenses	472	10
Expenses from currency valuation	414	10
Miscellaneous	58	-
	1,951	297

	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2021
	kEUR	kEUR

Other operating income	577	(64)
Income from currency valuation	570	-
Income relating to other periods	-	(104)
Income Renault ZOE	-	-
Miscellaneous	7	40
Other operating expenses	384	10
Expenses from currency valuation	336	10
Miscellaneous	48	-
	193	(74)

The increase in other operating income/expenses (kEUR 1,951; September 30, 2021: kEUR 297) relates mainly to the currency valuation of cash and cash equivalents resulting from higher USD cash inflows due to equity raising activities, which coincided with strengthening of USD exchange rate to EUR.

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5.6	Interest and similar expenses

Interest and similar expenses (kEUR 1,455; first nine month of 2021: kEUR 3,395) result from interest expense from the net compounding effect on advance payments received from customers (kEUR 1,218; Sep 30 2021: kEUR 1,240), long-term loans measured at amortized cost (kEUR 156; first nine months 2021: kEUR 326) and lease liabilities (kEUR 81; Sep 30, 2021: kEUR 40). In the first nine month of 2021, an additional amount of kEUR 1,789 resulted from the fair-value measurement of a mandatory convertible bond that was converted to equity in November 2021.

6	Interim condensed balance sheet disclosures

6.1	Property, plant and equipment

The following table summarizes the movement in the net book value of property, plant and equipment for the nine-month period ended September 30:

	2022	2021
	kEUR	kEUR

Balance as of Jan 0 1	1,484	2,102
Additions	41,204	1,120
Depreciation	(198)	(79)
Impairment	-	(1,882)
Balance as of Sep 30	42,490	1,261

The additions mainly relate to capitalization of prepayments made for assets under construction including advance payments (kEUR 25,229) made to the contract manufacturer (VALMET) for production tools to be used for the future production of Sions. The increase is associated with the preparations for serial production.

For the development in the subsequent period please refer to the subsequent events.

6.2	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	Sep. 30, 2022	Dec. 31, 2021
	kEUR	kEUR

PayPal reserve	395	6,000
Receivables from payment providers and deposits	251	169
Debtor creditors	682	26
Current trade receivables	80	20
Current receivables (affiliated companies)	-	11
Other	117	7
Total	1,525	6,233

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The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal in connection with the crowdfunding campaign from cash to other current financial assets. In the first quarter 2022, the reserve was released in the amount of kEUR 5,900 and transferred to the current bank account of Sono Group. In the second quarter 2022 the company received additional payments to the PayPal account which led to the increase of the PayPal reserve to kEUR 395. Sono Group expects a repayment of this amount within 12 months after the balance sheet date; therefore, the PayPal reserve is classified as current.

6.3	Other current non-financial assets

Other current non-financial assets as of September 30, 2022, (kEUR 22,354; December 31, 2021: kEUR 3,236 consist most significantly of prepayments (kEUR 17,377 December 31, 2021: kEUR 669) and receivables for VAT and other taxes (kEUR 4,950; December 31, 2021: kEUR 2,069).

The prepayments were done mainly for parts and the construction of the Sion prototypes and to the contract manufacturer and prepaid expenses for insurance and software subscriptions. The increase is associated with the general intensification of the research and development activities in 2022 and preparation to the series production. In particular, as of September 30, 2022 the prepayment balance in the amount of kEUR 7,070 is attributable to the contract manufacture.

6.4	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 9,592 (December 31, 2021: kEUR 8,735) and represents 87,868,774 (December 31, 2021: 73,577,641) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, December 31, 2021: EUR 0.06) and EUR 1.50 (high voting shares, December 31, 2021: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option plans. Accumulated deficit consists of losses from prior periods.

Sono N.V. successfully completed a follow-on offering on May 3, 2022. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 4.00 each. After considering the partial exercise of the over-allotment option (exercised on May 11, 2022)

10,930,000 shares have been sold for aggregate consideration of kUSD 41,534 (kEUR 39,346) after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the follow-on offering were recognized directly in equity in an amount of kEUR 842 as a deduction to capital reserves.

On June 13, 2022 the Ordinary Share Purchase Agreement between the Company and Joh. Berenberg, Gossler & Co. KG (the “Investor”) was signed. This committed equity facility provides Sono Group with the right, without obligation, to sell and issue up to mUSD 150 of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement (including the filing and securing effectiveness of the registration statement) with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limit the number of shares that Sono may decide to sell to Berenberg on any given day to 20% trading volume on such day. During the three months ended September 30, 2022 the Company sold to the Investor the total of 3,361,133 ordinary shares for the total gross proceeds of USD 10,126 thousand.

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6.5	Advance payments received from customers

	Sep. 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Advance payments received from customers	48,303	44,756
	48,303	44,756

Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of September 30, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation is possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation is possible on July 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation is possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the Crowdfunding Campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. Those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.

As of September 30, 2022, currently 24.9% are cancelable, 53.2% will be cancellable from January 1, 2023, 14.8% will be cancellable from July 1, 2023 and 7.0% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2021, 28% were cancelable, 58% will be cancelable from January 1, 2023, 13% will be cancelable from July 1, 2023, and 1% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

Sono Group will recognize revenue from the satisfaction of these contract liabilities as vehicles are delivered (if not redeemed by customer prior to delivery).

The table below shows the changes in the advance payments received from customers:

	Balance as of Jan. 1, 2022	Additions	Repayment	Net interest	Balance as of Sep. 30, 2022
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	44,756	3,640	(1,311)	1,218	48,303
	44,756	3,640	(1,311)	1,218	48,303

	Balance as of Jan. 1, 2021	Additions	Repayment	Net interest	Balance as of Sep. 30, 2021
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	38,972	2,802	(566)	1,240	42,448
	38,972	2,802	(566)	1,240	42,448

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6.6	Other noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	Sep. 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Loans and participation rights	3,751	3,718
Lease liabilities	3,037	2,635
	6,788	6,353

6.7	Other non-financial liabilities

The other non-current non-financial liabilities as of September 30, 2022 (kEUR 469; December 31, 2021: kEUR -) relate to government grants for long-term projects. Sono Group N.V. has received a grant from the European Climate, Infrastructure and Environmental Executive Agency (CINEA) for the development of electric vehicles and smart charging infrastructure. SCALE will enable and facilitate the mass deployment of electric vehicles and the accompanying smart charging infrastructure. Sono Group N.V. has received pre financing, the purpose of which is to provide the beneficiary with a float. Due to grant conditions and duration of the project, the pre financing is classified as non-current liability.

6.8	Trade and other payables

The below table displays details on items included in trade and other payables:

	Sep. 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Trade payables	10.167	6,866
Other payables	5,733	1,001
Contract liabilities	57	-
	15,957	7,867

Contract liabilities represent advance payments received from solar customers, for which performance obligation has not yet been satisfied. Sono Group N.V. expects to recognize revenue within next 12 months; therefore, it is classified as a current liability. Trade and other payables increased in line with purchases mainly in the area of Research and Development associated with the deployment of SVC3 prototype.

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6.9	Other liabilities

The below table displays details on items included in other current liabilities:

	Sep. 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Accruals and deferrals	1,504	1,271
Employee tax liabilities (wage and church tax)	745	444
Tax liabilities (taxes and interest)	49	109
Current employee benefit liabilities (incl. social security)	18	383
Miscellaneous other liabilities	4	-
	2,320	2,207

6.10	Provisions

The current provisions as of September 30, 2022 (kEUR 453; December 31, 2021: kEUR 2,202) mainly relate to onerous contracts and to a legal case with an employee. The decline of the current provisions in comparison to December 31, 2021 mainly relates to lower provisions for services to prepare consolidated annual financial statements in accordance with IFRS and services provided by our independent auditor (kEUR 37; December 31, 2021: kEUR 2,137).

In February 2022, a former employee filed a claim in court against Sono Motors GmbH. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of EUR 14.2 million. We believe this claim to be without merit and will defend ourselves vigorously against these claims.

6.11	Contingencies

In the first half of 2021, we informed our designated battery supplier that we would not purchase the battery from this supplier. The supplier has indicated that it believes it is entitled to compensation under its contract with us. In June 2022, the supplier filed an action for declaratory judgment with the Regional Court Stuttgart. The supplier currently indicates its damages to be at least kEUR 23,408. We continue to believe this claim to be without merit and will defend ourselves vigorously.

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7.	Disclosure of financial instruments and risk management

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group:

	September 30, 2022
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	146	AC	122	2
Other assets	2	AC	n/a*	n/a
Current financial assets
Other financial assets
Paypal reserve	395	AC	n/a*	n/a
Receivables from payment providers and deposits	251	AC	n/a*	n/a
Debtor creditors	563	AC	n/a*	n/a
Current trade receivables	80	AC	n/a*	n/a
Current trade receivables (affiliated companies)	-	AC
Other	236	AC	n/a*	n/a
Cash and cash equivalents	33,365	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,751	FLAC	3,294	3
Lease liabilities	3,037	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	140	FLAC	n/a*	n/a
Lease liabilities	680	-	-	-
Trade payables	10,167	FLAC	n/a*	n/a
Other payables	5,733	FLAC	n/a*	n/a
Contract liabilities	57	9-	-	-

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

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	September 30, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from payment providers and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	-	-	-
Mandatory convertible notes	-	FVTPL	-	-
Trade payables	6,866	FLAC	n/a*	n/a
Other payables	1,001	FLAC	n/a*	n/a

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

All financial assets and liabilities for which the fair value is measured or disclosed in the interim condensed consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

•	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

•	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating.

In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

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As of September 30, 2022, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

The finance department of Sono Group performs valuations including level 3 fair value measurements. In the reporting period, there are no level 3 fair value measurements.

8	Other disclosures

8.1	Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights. Since Sono Group was in a loss position for all periods presented, basic earnings per share is the same as diluted earnings per share.

The options granted (number of options granted: 2,523,724) under IFRS 2 have not been included in the determination of diluted earnings per share because their inclusion would be anti-dilutive.

8.2	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

•	C-level Management
•	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

•	Sono Motors Management UG
•	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of September 30, 2022. The below table displays the compensation of key management personnel:

	Nine months ended Sep. 30, 2022	Nine months ended Sep. 30, 2021
	kEUR	kEUR

Short-term employee benefits	768	599
Share-based payments	1,148	1,574
Total compensation	1,916	2,173

The share-based payments as of September 30, 2022 relate to the CSOP (kEUR 570; September 30, 2021: kEUR 1,574) and to the share-based payment program of the supervisory board RSU (kEUR 578; September 30, 2021: kEUR -).

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Since the establishment of the supervisory board in November 2021, the members have received share-based payments based on awarded restricted stock units (RSU) as part of their remuneration. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares, therefore the RSUs are accounted for as equity-settled share-based payment transactions.

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

September 30, 2022

Number of RSU share options	168,337
Weighted average fair value at measurement date (EUR)	6.68
Expense of the period (kEUR)	87
Increase in equity (kEUR)	87

The table below displays loans and advance payments received from key management personnel and other related parties:

	Sep. 30, 2022	December 31, 2021
	kEUR	kEUR

Loans from key management personnel (subordinated crowdfunding loan II)	2	2
Loans from other related parties	-	-
	2	2
Advance payments received from key management personnel*	48	47
Total	50	49
* for which 10 Sono points have been granted

The main shareholders of Sono N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured; however as of December 31, 2020, the loan had not been repaid. Instead, it was paid back on January 5, 2021.

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8.3	Subsequent events

From October 1, 2022 through November 30, 2022 and in accordance with the Ordinary Share Purchase Agreement from June 13, 2022 between the Company and Joh. Berenberg, Gossler & Co. KG (the “Investor”) the Company sold to the Investor (Joh. Berenberg, Gossler & Co. KG) the total of 5,387,300 ordinary shares for the total gross proceeds of USD 7,335 thousand.

On December 7, 2022, the Company entered into an at market issuance sales agreement (the “ATM sales agreement”) with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. In accordance with the terms of the ATM sales agreement, Sono Group may offer and sell, from time to time, ordinary shares through or to the agents, acting as agent or principal. To register potential future sales under the ATM sales agreement, the Company filed a shelf registration statement on Form F-3 registering up to $135.0 million of shares that may be sold under ATM sales agreement. The issuance and sale, if any, of these shares is subject to the effectiveness of the registration statement. Under the ATM sales agreement, the agents are not required to sell any specific amount but will act as Sono Group’s sales agents using commercially reasonable efforts consistent with each of their normal trading and sales practices, on mutually agreed terms between the agents and the Company. However, under the terms of the securities purchase agreement relating to the convertible debentures described above, the Company has undertaken to limit sales under the ATM sales agreement or Berenberg’s committed equity facility to not more than 2% of the daily trading volume of the Company’s ordinary shares on Nasdaq (the “Two Percent Cap”), except that the Two Percent Cap shall be increased (i) to 10% if the trading volume on a trading day is between mUSD 5 and mUSD 10 and (ii) to 15% if the trading volume on a trading day is greater than mUSD 10. Under the securities purchase agreement relating to the convertible debentures described above, the Company shall only have either the committed equity facility with Berenberg or a single ATM sales agreement in place at any time. Hence, upon effectiveness of the registration statement in relation to the ATM sales agreement the committed equity facility with Berenberg will be terminated. Funding available from both the committed equity facility with Berenberg and the ATM program on the one side and the convertible debenture agreement with Yorkville Advisors on the other side is dependent on the share price and trading volumes as well as on interdependent conditions between the agreements.

In addition, subsequent to September 30, 2022, on December 7, 2022, Sono Group raised (subject to it meeting the specified milestones) approximately gross mUSD 31 (before payment of related expenses) through the convertible debenture agreement with Yorkville Advisors Global LP. The total net amount of approximately mUSD 30 will be received in 3 instalments following (i) the signature of the contract, (ii) the filing of the registration statement with the SEC and (iii) the registration statement being declared effective by the SEC. The debentures are convertible into common stock of the Company over a period of 12 months from closing and carry an interest rate of 4% per annum (12% upon event of default). The conversion is subject to certain limitations and conditions (including effectiveness of the registration statement), with one of the key limitations being the trading volume and the conversion price of the shares. In case the contractually defined “triggering event” occurs the outstanding principal balance at that time will be due in equal monthly instalments over the remaining life of the debentures (including accrued interest and a 6% payment premium). The agreement is subject to several default events, which could accelerate repayment.

Finally, on December 8, 2022 Sono Group announced a campaign to raise additional funds by means of additional prepayments, loans and donations. Potential proceeds from this campaign cannot be estimated at issuance date of these interim condensed consolidated financial statements and there is no guarantee that the campaign will be successful in raising additional funds. On December 8, 2022, Sono Group also announced the shift of the start of production of the Sion to the first quarter of 2024 with pre-series production planned for 2023, assuming that the campaign to raise additional funds by means of additional prepayments, loans and donations yields the targeted results.

Due to a rescheduling of the start of production to the first quarter 2024 the company has requested and received a temporary refund for prepayments made for the start of production in the amount of EUR 10,000,000 from our contract manufacturer.

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SIGNATURES

The Registrant certifies that it meets all of the requirements of the Securities Exchange Act of 1934 and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: December 8, 2022